Alan Gaines, Chairman and CEO of ALG Corp., Joins Exro Board of Directors

Alan Gaines is a globally respected and highly experienced investment banker/advisor and entrepreneur that is active within the clean tech sector, including electric vehicles, battery technology, and energy storage and infrastructure.
Gaines' strong financial and governance related background, which includes significant experience with NASDAQ uplisting procedures and companies, M&A, and corporate development, will support Exro's future growth strategy.
Gaines replaces Daniel McGahn who has resigned from the board for personal reasons.
CALGARY, AB, Aug. 19, 2021 /CNW/ - Exro Technologies Inc. (TSX: EXRO) (OTCQB: EXROF) (the "Company" or "Exro"), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, is pleased to announce that Alan Gaines, an accomplished and respected leader in finance and clean energy, has joined the Exro Board of Directors ("Board"). Gaines will provide direction as Exro expands its product portfolio and continues to mature as a company publicly listed on the Toronto Stock Exchange ("TSX").

Gaines will replace Daniel McGahn, who has resigned from the Company's Board for personal reasons. McGahn has served as a member of the Exro Board since January 2017. "Exro would like to thank Dan for his many years of guidance and contribution to Exro's growth and wish him all the best in his personal and professional endeavours," said Sue Ozdemir, Chief Executive Officer of Exro.

Gaines is a globally respected and highly experienced investment banker/advisor and entrepreneur. He presently serves as Chairman and CEO of ALG Corp. Gaines specializes in large-scale capital formation, uplisting companies to NASDAQ and the New York Stock Exchange, M&A, corporate development, and board protocol and corporate governance. Gaines has more than 35 years of experience as a transactional investment banker and M&A advisor, having led or participated in the raising of debt and equity totaling significantly more than $100 billion.

Gaines is also active within the clean tech sector, including renewable/sustainable energy, traditional fossil fuels, electric vehicle and battery technology, energy storage and infrastructure, and metals/minerals primary extraction spaces. He is a Director of Auto Innovation Group, Ltd. and David Brown Automotive, Ltd., both based in the United Kingdom. Gaines was appointed Chairman of the Board of Vision Marine Technologies (NASDAQ-VMAR) in May 2021, a global scaled producer of proprietary electric powertrains and e-boats for the legacy recreational powerboat market. Gaines brings deep financial and industry experience to Exro that will support its future growth strategy.

"I am thrilled to join the Board of Directors and the superior management team at Exro", said Gaines. "I've been a champion of clean technology and its impact on the transportation industry for many years, and I foresee a great opportunity for Exro to help bring electric vehicles into the mainstream. I believe my financial acumen will further enable Exro to continue its rapid growth trajectory and capitalize on a booming market landscape."

"As we continue to grow our business and expand our offerings in the clean tech market, I'm very excited to have Gaines join us with his financial expertise," commented Ozdemir. "I'm confident his insight will help us accelerate the impact of Exro's technology as countries announce more ambitious electric vehicle targets on a global scale."
About Exro Technologies Inc.
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro's advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com. Visit us on social media @exrotech.
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For further information: Investor inquiries: ir@exro.com; Canada investors: Jake Bouma at 604-317-3936; United States investors: Vic Allgeier at 646-841-4220; Media inquiries: media@exro.com
CO: Exro Technologies Inc. CNW 08:00e 19-AUG-21